Exhibit 2.3

2015

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

The consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) are the responsibility of Management and have been approved by the Board of Directors of Perpetual. These consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee.

The consolidated financial statements are audited and have been prepared using accounting policies in accordance with IFRS. The preparation of Management’s Discussion and Analysis is based on Perpetual’s financial results which have been prepared in accordance with IFRS. It compares Perpetual’s financial performance in 2015 to 2014 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over Perpetual’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at Perpetual provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the shareholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, Perpetual’s financial position, results of operations and cash flows in accordance with IFRS. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ Susan L. Riddell Rose	/s/ Cameron R. Sebastian

Susan L. Riddell Rose	Cameron R. Sebastian

President &	Vice President, Finance &
Chief Executive Officer	Chief Financial Officer

March 2, 2016

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited the accompanying consolidated financial statements of Perpetual Energy Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Corporation’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perpetual Energy Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 2, 2016

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 3

PERPETUAL ENERGY INC.

Consolidated Statements of Financial Position

As at	December 31, 2015	December 31, 2014
(Cdn$ thousands)

Assets
Current assets
Cash and cash equivalents	$2,116	$11,497
Restricted cash (note 5)	–	6,552
Accounts receivable	19,532	50,297
Marketable securities (note 4)	145,275	–
Prepaid expenses and deposits	3,141	1,635
Derivatives (note 19)	2,319	9,315
	172,383	79,296

Derivatives (note 19)	1,411	–
Property, plant and equipment (note 5)	347,903	561,956
Exploration and evaluation (note 6)	56,407	84,227
Equity-method investment (note 7)	25,346	25,123
Total assets	$603,450	$750,602

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$38,621	$91,859
Derivatives (note 19)	9,353	2,398
Bank indebtedness (note 8)	42,000	–
Convertible debentures (note 9)	–	33,810
Financial obligation (note 10)	2,604	3,584
TOU Share financial arrangement (note 11)	18,059	–
Provisions (note 13)	1,981	5,372
	112,618	137,023

Derivatives (note 19)	7,395	3,872
Senior notes (note 12)	271,658	270,690
Financial obligation (note 10)	7,407	11,806
Provisions (note 13)	157,188	220,928
Total liabilities	556,266	644,319

Equity
Share capital (note 14)	1,297,911	1,258,840
Shares held in trust (note 15)	(1,177)	(1,387)
Rights (note 14)	5,290	–
Equity component of convertible debentures (note 9)	–	3,174
Contributed surplus	38,300	36,754
Deficit	(1,293,140)	(1,191,098)
Total equity	47,184	106,283
Total liabilities and equity	$603,450	$750,602

Subsequent events (note 14).

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

/s/ Robert A. Maitland	/s/ Geoffrey C. Merritt

Robert A. Maitland	Geoffrey C. Merritt

Director	Director

PERPETUAL ENERGY INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

	2015	Year Ended December 31, 2014
(Cdn$ thousands, except per share amounts)

Revenue
Oil and natural gas	$142,437	$ 262,790
Royalties	(16,344)	(32,024)
	126,093	230,766
Change in fair value of commodity price derivatives (note 19)	(11,437)	2,819
Gas over bitumen (note 3i)	3,153	8,888
	117,809	242,473

Expenses
Production and operating	65,133	78,128
Transportation	12,058	12,684
Exploration and evaluation (note 6)	10,730	5,944
General and administrative	21,235	28,343
Gains on dispositions (notes 5)	(146,632)	(42,944)
Depletion and depreciation (note 5)	88,364	94,736
Impairment losses (note 5)	23,700	21,400
Income from operating activities	43,221	44,182

Finance expenses (note 17)	(27,890)	(37,592)
Change in fair value of marketable securities (note 4)	(104,828)	–
Share of net income (loss) of equity-method investment (note 7)	223	(3,224)
Net income (loss) and comprehensive income (loss)	(89,274)	3,366

Income (loss) per share (note 14)
Basic and diluted	$(0.59)	$ 0.02

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.

Consolidated Statements of Changes in Equity

					Equity
					component of
	Share capital		Shares held in		convertible	Contributed
	(thousands)	($thousands)	trust	Rights	debentures	surplus	Deficit	Total equity
(Cdn$ thousands)

Balance at December 31, 2014	150,077	$ 1,258,840	$ (1,387)	$ –	$ 3,174	$ 36,754	$ (1,191,098)	$ 106,283
Net loss and comprehensive loss	–	–	–	–	–	–	(89,274)	(89,274)
Common shares issued pursuant to share based compensation plans	3,283	1,019	1,319	–	–	(2,239)	–	99
Share based compensation expense (note 16)	–	–	–	–	–	3,785	–	3,785
Redemption of convertible debentures (note 9)	228,928	38,052	–	–	(3,174)	–	–	34,878
Recapitalization transactions (note 14)	–	–	–	5,290	–	–	(12,768)	(7,478)
Change in shares held in trust (note 15)	–	–	(1,109)	–	–	–	–	(1,109)
Balance at December 31, 2015	382,288	$ 1,297,911	$ (1,177)	$ 5,290	$ –	$ 38,300	$ (1,293,140)	$ 47,184

					Equity
					component of
	Share capital		Shares held		convertible	Contributed
	(thousands)	($thousands)	in trust	Rights	debentures	surplus	Deficit	Total equity
(Cdn$ thousands)

Balance at December 31, 2013	148,490	$ 1,257,315	$ –	$ –	$ 13,971	$ 21,474	$ (1,194,464)	$ 98,296
Net income and comprehensive income	–	–	–	–	–	–	3,366	3,366
Common shares issued pursuant to share based compensation plans	1,587	1,544	–	–	–	(1,489)	–	55
Share based compensation expense (note 16)	–	–	–	–	–	5,972	–	5,972
Redemption of convertible debentures (note 9)	–	–	–	–	(10,797)	10,797	–	–
Change in shares held in trust (note 15)	–	(19)	(1,387)	–	–	–	–	(1,406)
Balance at December 31, 2014	150,077	$ 1,258,840	$ (1,387)	$ –	$ 3,174	$ 36,754	$ (1,191,098)	$ 106,283

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.

Consolidated Statements of Cash Flows

Year Ended December 31,

	2015	2014
(Cdn$ thousands)

Cash flows from (used in) operating activities

Net income (loss)	$(89,274)	$3,366
Adjustments to add (deduct) non-cash items:
Depletion and depreciation	88,364	94,736
Exploration and evaluation (note 6)	6,338	2,135
Share based compensation expense (note 16)	3,774	5,972
Change in fair value of commodity price derivatives (note 19)	16,063	(11,946)
Change in fair value of marketable securities (note 4)	104,828	–
Finance expenses (note 17)	(2,756)	7,637
Share of net (income) loss of equity-method investment	(223)	3,224
Gains on dispositions	(146,632)	(42,944)
Impairment losses	23,700	21,400
Long-term Crown receivable adjustments	–	10,997
Expenditures on decommissioning obligations (note 13)	(7,589)	(6,633)
Change in non-cash working capital (note 18)	15,813	(5,862)
Net cash from operating activities	12,406	82,082

Cash flows from (used in) financing activities

Change in bank indebtedness	42,000	(70,618)
Repayment of convertible debentures (note 9)	–	(124,903)
Net proceeds on senior notes issuance (note 12)	–	122,292
Change in financial obligation (note 10)	(3,704)	18,425
Proceeds on TOU Share financial arrangement (note 11)	18,230	–
Transactions with trustee (note 15)	(1,109)	(1,406)
Common shares issued	99	55
Change in non-cash working capital (note 18)	–	1,527
Net cash from (used in) financing activities	55,516	(54,628)

Cash flows from (used in) investing activities

Acquisitions	(243)	(998)
Capital expenditures	(76,341)	(116,427)
Proceeds on dispositions	23,953	71,349
Proceeds on sale of marketable securities (note 4)	8,557	–
Change in non-cash working capital (note 18)	(33,229)	30,119
Net cash used in investing activities	(77,303)	(15,957)

Change in cash and cash equivalents	(9,381)	11,497
Cash and cash equivalents, beginning of year	11,497	–
Cash and cash equivalents, end of year	$2,116	$11,497

Interest paid	$30,273	$28,443

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.

Notes to Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.	REPORTING ENTITY

Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is a Canadian corporation engaged in the exploration, development and marketing of oil and gas based energy in Alberta, Canada. The Corporation operates a diversified asset portfolio that includes shallow gas in Eastern Alberta, conventional heavy oil, liquids-rich gas in the Alberta deep basin, and several long-term bitumen resource properties.

The address of the Corporation’s registered office is 3200, 605 – 5 Avenue S.W., Calgary, Alberta, T2P 3H5.

The consolidated financial statements of the Corporation are comprised of the accounts of Perpetual and its wholly owned subsidiaries, Perpetual Energy Operating Corp. and Perpetual Operating Trust, which are incorporated in Canada.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Corporation were approved and authorized for issue by the Board of Directors on March 2, 2016.

The consolidated financial statements have been prepared on a historical cost basis except for the financial obligation (note 10), TOU Share financial arrangement (note 11) and derivative financial instruments (note 19) that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Corporation and its subsidiaries.

a)	Critical accounting judgments and significant estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenue and expenses. These judgments, estimates, and assumptions are continuously evaluated and are based on management’s experience and all relevant information available to the Corporation at the time of financial statement preparation. As the effect of future events cannot be determined with certainty the actual results may differ from estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about the critical judgments and significant estimates made by management are described below and also in the relevant notes to the financial statements.

b)	Critical accounting judgments:

The following are the critical judgments that management has made in the process of applying the Corporation’s accounting policies. These judgments have the most significant effect on the amounts reported in the consolidated financial statements.

i)	Cash-generating units

The Corporation allocates its oil and natural gas properties to cash generating units (“CGUs”) identified as the smallest group of assets that generate cash flows independent of the cash flows of other assets or groups of assets. Determination of the CGUs is subject to management’s judgement and is based on geographical proximity, shared infrastructure, and similar exposure to market risk.

ii)	Identification of impairment indicators

Judgment is required to assess when significant indicators of impairment or reversals exist and whether calculation of the recoverable amount of an asset is necessary. Management considers internal and external sources of information that suggest the carrying amount of an asset is impaired, or in the case of a previously impaired asset, whether the carrying amount of the asset has been restored.

iii)	Componentization

For the purposes of depletion the Corporation allocates its oil and natural assets to components with similar useful lives and depletion methods. The grouping of assets is subject to management’s judgment and is performed on the basis of geographical proximity and similar reserve life. The Corporation’s oil and gas assets are depleted on a unit of production basis.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 8

iv)	Exploration and evaluation expenditures

Costs associated with acquiring oil and natural gas licenses and exploratory drilling are accumulated as exploration and evaluation (“E&E”) assets pending determination of technical feasibility and commercial viability. Establishment of technical feasibility and commercial viability is subject to judgment and involves management’s review of project economics, resource quantities, expected production techniques, production costs and required capital expenditures to confirm continued intent to develop and extract the underlying resources. Management uses the establishment of commercial reserves within the exploration area as the basis for determining technical feasibility and commercial viability. Upon determination of commercial reserves, E&E assets attributable to those reserves are tested for impairment and reclassified from E&E assets to a separate category within property, plant and equipment referred to as oil and natural gas properties.

v)	Joint arrangements

Judgment is required to determine when the Corporation has joint control over an arrangement. In establishing joint control the Corporation considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement.

Once joint control has been established judgment is also required to classify a joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its structure, legal form, and terms agreed upon by the parties sharing control. An arrangement where the controlling parties have rights to the assets and revenues, and obligations for the liabilities and expenses, is classified as a joint operation. Arrangements where the controlling parties have rights to the net assets of the arrangement are classified as joint ventures.

c)	Significant estimates:

The following assumptions represent the key sources of estimation uncertainty at the end of the reporting period. As future confirming events occur the actual results may differ from estimated amounts.

i)	Reserves

The Corporation uses estimates of natural gas, oil, and natural gas liquids (“NGL” or “liquids”) reserves in the calculation of depletion and also for value in use (“VIU”) and fair value less costs of disposal (“FVLCD”) calculations of non-financial assets. Estimates of economically recoverable natural gas, oil, and liquids reserves and their future net cash flows are based upon a number of variable factors and assumptions, such as geological, geophysical, and engineering assessments of hydrocarbons in place on the Corporation’s lands, historical production from the properties, production rates, future commodity prices, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by government agencies and future operating costs. The geological, economic and technical factors used to estimate reserves may change from period to period. Changes in the reported reserves could have a material impact on the carrying values of the Corporation’s oil and natural gas properties, the calculation of depletion and depreciation and the timing of decommissioning cash flows.

Reserve engineers are engaged at least annually to independently evaluate or review the recoverable quantities and estimated future cash flows from the Corporation’s interest in petroleum and natural gas properties. This evaluation of proved and proved plus probable reserves is prepared in accordance with the reserve definitions contained in National Instrument 51-101 and the COGE Handbook.

ii)	Provisions for decommissioning obligations

Decommissioning, abandonment, and site reclamation expenditures for production facilities, wells and pipelines are expected to be incurred by the Corporation over many years into the future. Amounts recorded for decommissioning obligations and the associated accretion are calculated based on estimates of the extent and timing of decommissioning activities, future site remediation regulations and technologies, inflation, liability specific discount rates and related cash flows. The provision represents management’s best estimate of the present value of the future abandonment and reclamation costs required. Actual abandonment and reclamation costs could be materially different from estimated amounts.

iii)	Derivative financial instruments

Derivatives are measured at fair value on each reporting date. Fair value is the price that would be received or paid to exit the position as of the measurement date. The Corporation uses estimated external forward market price curves available at period end and the contracted volumes over the contracted term to determine the fair value of each contract. Changes in market pricing between period end and settlement of the derivative contracts could have a material impact on financial results related to the derivatives.

iv)	Financial obligation

The financial obligations are measured at fair value on each reporting date. Fair value is the price that would be paid to exit the position as of the measurement date.

The fair value of the financial obligation is estimated by discounting future cash payments based on the forecasted Alberta gas reference price multiplied by the contracted deemed volume. Changes in market pricing between period end and settlement of the hybrid financial obligations could have a material impact on financial results related to the financial obligation.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 9

v)	TOU Share financial arrangement

The fair value of the TOU Share financial arrangement is estimated using market pricing for identical financial instruments adjusted for provisions specific to the contract such as the maximum repayment amount and the notional amount of shares pledged as security. Changes in the market pricing of the shares could have a material impact on financial results related to the TOU Share financial arrangement and the measurement of the cash payment at maturity.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these annual consolidated financial statements, and have been applied consistently by the Corporation, its subsidiaries, and its equity method investee.

a)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

ii)	Business combinations

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition of control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their recognized amounts (generally fair value) at the acquisition date. The excess of the cost of acquisition over the recognized amounts of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net income or loss.

iii)	Joint venture

The Corporation’s investment in Warwick Gas Storage Limited Partnership (“WGS LP”) is structured through a separate vehicle whereby joint control is established and the contractual arrangement provides the parties with rights to the net assets of WGS LP. Perpetual’s investment in WGS LP is accounted for as an investment in a jointly controlled entity using the equity-method of accounting.

On initial recognition of the investment, any excess of the Corporation’s share of the fair value of WGS LP’s net assets over the cost of the investment is included in the determination of the Corporation’s share of WGS LP’s profit or losses. The Corporation’s share of WGS LP’s profits or losses is recognized in net income or loss. Appropriate adjustments to the Corporation’s share of WGS LP profits or losses are also made to account for depreciation of assets based on their fair values at the date of initial recognition. Dividends receivable are recognized as a reduction to the carrying amount of the investment and are included in cash flows from operating activities.

When the Corporation’s cumulative share of losses equals or exceeds the Corporation’s carrying amount of the investment, the Corporation does not recognize further losses unless the Corporation has incurred obligations or made payments on behalf of WGS LP.

An impairment loss in respect of an equity-method accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there is a favorable change in the estimates used to determine the recoverable amount.

iv)	Joint operations

Many of the Corporation’s oil and natural gas activities involve jointly controlled operations which are not conducted through a separate vehicle. The consolidated financial statements include the Corporation’s proportionate share of these jointly controlled assets, liabilities, revenues and expenses.

v)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

b)	Financial instruments

Financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their initial classification into one of the following categories: financial assets and liabilities measured at fair value through profit or loss, loans and receivables, held to maturity investments, available-for-sale financial assets, or other financial liabilities.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 10

Financial instruments presented in the statement of financial position are shown net of offsetting assets or liabilities where the arrangement provides or the legal right and intention for net settlement exists.

i)	Non-derivative financial assets

Financial Instrument	Category	Subsequent Measurement
Accounts receivable	Loans and receivables	Amortized cost
Marketable securities	Financial assets	Fair value through profit or loss

The Corporation’s accounts receivable are initially recognized on the date they originate and are measured at amortized cost using the effective interest method, less any impairment losses.

Marketable securities are non-derivative financial instruments measured at fair value through profit or loss (“FVTPL”) as the Corporation manages such investments and makes decisions based on their fair value in accordance with the Corporation’s risk management or investment strategy.

ii)	Derivative assets and liabilities

The Corporation has entered into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices and currency rates. The Corporation has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Corporation considers all commodity and currency contracts to be economic hedges. As a result, all financial derivative contracts are designated as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value. Changes in the fair value of the commodity price and currency rate derivatives are recognized in net income or loss.

The Corporation has accounted for its forward physical delivery fixed-price sales contracts as derivative financial instruments. Accordingly, such forward physical delivery fixed-price sales contracts are designated as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value.

Transaction costs on derivatives are recognized in net income or loss when incurred.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in net income or loss.

iii)	Non-derivative financial liabilities

Financial Instrument	Category	Subsequent Measurement
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Bank indebtedness	Financial liabilities	Amortized cost
Senior notes	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost
Financial obligation	Financial liabilities	Fair value through profit or loss
TOU Share financial arrangement	Financial liabilities	Fair value through profit or loss

Accounts payable and accrued liabilities, bank indebtedness and senior notes are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

The Corporation’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the conversion feature. If the debentures are converted, a portion of debt and conversion feature components are transferred to share capital. The debt component associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt component are reflected as non-cash interest expense in net income or loss. The convertible debentures are carried net of issue costs on the statement of financial position. The issue costs are amortized to net income or loss using the effective interest rate method.

iv)	Share capital

Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

c)	Property, plant and equipment

i)	Production and development costs

Items of property, plant and equipment, which include oil and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The initial cost of property, plant and equipment includes the purchase price or construction costs, costs that are directly attributable to bringing the asset into commercial operations, the initial estimate of decommissioning costs, and borrowing costs for qualifying assets.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 11

Significant parts of an item of property, plant and equipment, including oil and natural gas properties, that have different useful lives from the life of the area or facility in general, are accounted for as separate items.

Gains and losses on disposition of an item of property, plant and equipment, including oil and natural gas properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized in net income or loss. The carrying amount of any replaced or disposed item of property, plant and equipment is derecognized.

ii)	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as property, plant and equipment only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income or loss as incurred. Such capitalized property, plant and equipment generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The costs of the day-to-day servicing of property, plant and equipment are recognized in net income or loss as incurred.

iii)	Depletion and depreciation

The net carrying amount of development or production assets is depleted using the unit of production method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production and future decommissioning costs. Future development and decommissioning costs are estimated taking into account the level of development required to produce the reserves. The future development cost estimates are reviewed by independent reserve engineers at least annually.

Costs associated with office furniture, information technology, and leasehold improvements are carried at cost and are depreciated on a straight line basis over a period ranging from one to three years.

Costs associated with abandonment equipment and turnaround equipment at major facilities are carried at cost and are depreciated on a straight line basis over a period ranging from five to seven years.

Depreciation methods, useful lives and residual values are reviewed at each period end date for all classes of property, plant, and equipment.

d)	Exploration and evaluation expenditures

Pre-license costs, geological and geophysical costs and lease rentals of undeveloped properties are recognized in net income or loss as incurred.

E&E costs, consisting of the costs of acquiring oil and natural gas licenses, are capitalized initially as E&E assets according to the nature of the assets acquired. Costs associated with drilling exploratory wells in an undeveloped area are capitalized as E&E costs. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability. When technical feasibility and commercial viability are determined, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any applicable impairment loss is recognized in net income or loss.

The Corporation’s E&E assets consist of undeveloped land, exploratory drilling assets, and bitumen evaluation assets. Gains and losses on disposition of E&E assets are determined by comparing the proceeds from disposition with the carrying amount and are recognized in net income or loss.

e)	Assets held for sale

Non-current assets, or disposal groups consisting of assets and liabilities (“disposal groups”), are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets and liabilities qualifying as held for sale must be available for immediate sale in their present condition subject to normal terms and conditions and their sale must be highly probable.

Non-current assets, or disposal groups, are measured at the lower of the carrying amount and fair value less costs of disposal, with impairments recognized in net income or loss. Non-current assets or disposal groups held for sale are presented in current assets and liabilities within the statement of financial position. Assets held for sale are not subject to depletion and depreciation.

f)	Impairment

i)	Financial assets

Financial assets are assessed at each period end date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 12

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net income or loss. An impairment loss is reversed when there is objective evidence that the value of the financial asset has been partially or fully restored. For financial assets measured at amortized cost the reversal is recognized in net income or loss.

ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than E&E assets, are reviewed at each period end date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property, plant and equipment, as oil and natural gas properties, and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together at a CGU level which is the smallest group of assets that generates cash inflows from continuing use and are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or a CGU is determined based on the higher of its FVLCD and its VIU. FVLCD is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCD of oil and gas properties is generally determined as the net present value of estimated future cash flows expected to arise from the continued use of the CGU and its eventual disposition, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a new present value of the CGU. In determining value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally determined by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are assessed for impairment both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to oil and natural gas properties in property, plant and equipment. If a test is required as a result of triggering facts and circumstances, the Corporation considers whether the combined recoverable amount of oil and natural gas properties and E&E assets at the total company level is sufficient to cover the combined carrying value of E&E and oil and natural gas assets. E&E assets are tested for impairment on reclassification to oil and natural gas properties.

An impairment loss is recognized if the carrying amount of an asset or its CGU, including the related decommissioning obligation, exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses are recognized in net income or loss.

In respect of other assets, impairment losses recognized in prior years are assessed at each period end date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

g)	Shares held in trust

The Corporation has a compensation program whereby employees may be entitled to receive shares of the Corporation purchased on the open market by a trustee controlled by Perpetual. Shares acquired and held by the trustee for the benefit of employees that have not yet been issued to employees are presented as a separate category of equity. The balance of shares held in trust represents the cumulative cost of shares held by the trustee. Upon the issuance of shares to the employee, the amount attributable to an employee is deducted from the balance of shares held in trust and transferred to contributed surplus.

h)	Share based payments

Awards granted under share based payment plans and agreements are equity-settled and are measured at grant-date fair value. Fair values are determined by means of an option pricing model using the exercise price of the equity instrument granted, the share price at the grant date, the expected life of the grant based on the vesting date and expiry date, estimates of volatility and interest rates over its expected life. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest.

The costs of the equity-settled share based payments are recognized within general and administrative expenses, or property, plant and equipment to the extent they are directly attributable, with a corresponding increase in contributed surplus over the vesting period. Upon exercise or settlement of an equity-based instrument, consideration received and associated amounts previously recorded in contributed surplus are recorded to share capital.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 13

i)	Provisions

Provisions are recognized when the Corporation has a current legal or constructive obligation as a result of a past event, which can be reliably estimated, and will require the outflow of economic resources to settle the obligation. A non-current provision is determined using the estimated future cash flows discounted at a rate that reflects current market conditions and liability specific risks.

i)	Decommissioning obligations

The Corporation’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s estimate of expenditures required to settle the present obligation at the statement of financial position date and using a risk free interest rate not adjusted for credit risk. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the estimated future cash flows underlying the obligation and changes in the risk free rate. The accretion of the provision due to the passage of time is recognized in net income or loss whereas changes in the provision arising from changes in estimated cash flows or changes in the risk free rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

ii)	Gas over bitumen provision

The Corporation’s entitlement to gas over bitumen royalty adjustments under the Natural Gas Royalty Regulation (2004) with respect to foregone production (deemed production) from gas wells shut-in for the benefit of bitumen producers in the Athabasca oil sands area is recognized as gas over bitumen revenue in the period that deemed production occurs.

The gas over bitumen royalty adjustment reduces the Corporation’s gas Crown royalties (“royalty adjustments”) otherwise payable. To the extent that royalty adjustments exceed gas Crown royalties payable in a given period, the amount is recorded as a receivable when there is reasonable assurance that it will be recovered and classified as current to the extent that the amounts are expected to be recovered within one year.

To the extent that these gas wells are allowed to return to production, the Corporation will be subject to gross overriding royalty of one percent for each year the gas over bitumen royalty adjustment was received to a maximum of 10 percent. The Corporation records a provision reflecting the present value of the expected repayments of the gas over bitumen royalty adjustments received by the Corporation under the Natural Gas Royalty Regulation (2004) should the related properties resume production. The expected repayments of the gas over bitumen royalty adjustments are estimated based on the present value of the expected gross overriding royalty on future revenues from the production of proved and probable reserves. Accretion of the provision due to the passage of time and change in estimated cash flows are recognized in net income or loss. Actual repayments, if any, will be charged against the provision as incurred.

j)	Revenue

Revenue and royalty expense from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product are transferred to the buyer which is usually when legal title passes to the external party. This is generally at the time product enters a third party transmission pipeline.

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements. Gas over bitumen adjustments are recognized as revenue to the extent that they offset gas Crown royalties otherwise payable in a given period.

k)	Income tax

Income tax expense comprises current and deferred components. Income tax expense is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the period end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the period end date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each period end date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 14

l)	Income or loss per share amounts

Basic income or loss per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding during the period. For the dilutive net income or loss per share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income or loss.

Diluted income or loss per share is calculated giving effect to the potential dilution that would occur if outstanding Share Options, Restricted Rights, Performance Share Units, or potential dilutive convertible debentures were exercised or converted into common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method for Share Options, Restricted Rights and Performance Share Units and the if-converted method for potentially issuable common shares through the convertible debentures. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price. The if-converted method assumes conversion of convertible securities at the beginning of the reporting period.

m)	Recent pronouncements issued

Perpetual will be required to adopt the following new standards and amendments as issued by the IASB. The Corporation is currently evaluating the impact on the consolidated financial statements as discussed below.

i)

IFRS 11, “Interests in Joint Operations” was amended in May 2014 to require the application of business combination accounting on acquisitions of interests in a joint operation that constitutes a business. The amendments apply prospectively for annual periods beginning on or after January 1, 2016.

ii)

IFRS 15, “Revenue from Contracts with Customers” was issued in May 2014 and introduces a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

iii)

IFRS 9, “Financial Instruments” was issued in July 2014 and introduces new requirements for the classification and measurement of financial assets. Under the new standard, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight.

iv)

IFRS 16, “Leases” was issued in January 2016 and replaces IAS 17 “Leases”. Under the new standard, a single recognition and measurement model for leases is introduced which would require the recognition of most leases with a term greater than twelve months on the statement of financial position. The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 “Revenue from Contracts with Customers” at or before the initial adoption date of January 1, 2018.

Perpetual has not applied any of these new standards as of December 31, 2015. The Corporation is currently evaluating the extent of the impact that adoption will have on the consolidated financial statements.

4.	MARKETABLE SECURITIES

On April 1, 2015, the Corporation received 6.75 million common shares of Tourmaline Oil Corp. (“TOU Shares”) in exchange for the Corporation’s West Edson asset (Note 5). During the year ended December 31, 2015, the Corporation sold 250,000 TOU Shares for total proceeds of $8.6 million which resulted in total holdings at December 31, 2015 of 6.5 million TOU Shares. At December 31, 2015, 5.5 million shares were pledged as security for the margin loan with the remaining 1.0 million pledged as security for the TOU Share financial arrangement.

At December 31, 2015 the fair market value of the 6.5 million TOU Shares was $145.3 million based on a December 31, 2015 closing price of $22.35 per share. Net loss for the year ended December 31, 2015 includes an unrealized loss of $104.8 million representing the change in value between closing on April 1, 2015 of $38.32 per share and the period end closing price of $22.35 per share.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 15

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Gas Properties	Corporate Assets	Total

Cost

December 31, 2013	$ 2,560,503	$ 6,407	$ 2,566,910
Additions	111,823	614	112,437
Non-monetary additions	9,362	–	9,362
Change in decommissioning obligations (note 13)	11,476	–	11,476
Transfers from exploration and evaluation (note 6)	5,495	–	5,495
Acquisitions	826	–	826
Dispositions	(65,585)	–	(65,585)
December 31, 2014	2,633,900	7,021	2,640,921
Additions	69,086	69	69,155
Non-monetary additions	3,700	–	3,700
Change in decommissioning obligations (note 13)	(58,313)	–	(58,313)
Transfers from exploration and evaluation (note 6)	692	–	692
Acquisitions	3	–	3
Dispositions	(218,500)	–	(218,500)
December 31, 2015	2,430,568	7,090	2,437,658

Accumulated depletion, depreciation and impairment losses

December 31, 2013	$ (1,983,978)	$ (5,978)	$ (1,989,956)
Depletion and depreciation	(94,391)	(345)	(94,736)
Dispositions	27,127	–	27,127
Impairment	(26,400)	–	(26,400)
Impairment reversal	5,000	–	5,000
December 31, 2014	(2,072,642)	(6,323)	(2,078,965)
Depletion and depreciation	(87,898)	(466)	(88,364)
Dispositions	105,096	–	105,096
Impairment	(27,522)	–	(27,522)
December 31, 2015	(2,082,966)	(6,789)	(2,089,755)

Carrying amount

December 31, 2014	$ 561,258	$ 698	$ 561,956
December 31, 2015	347,602	301	347,903

At December 31, 2015, property, plant and equipment included $6.1 million (December 31, 2014 – $35.0 million) of costs currently not subject to depletion and nil (December 31, 2014 – $19.6 million) related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the year ended December 31, 2015, the Corporation disposed of oil and natural gas properties for net proceeds of $24.0 million (2014 - $71.3 million).

On April 1, 2015, the Corporation closed an arrangement with Tourmaline Oil Corp. (“Tourmaline”) to swap its joint interest share in its West Edson assets in West Central Alberta in exchange for 6.75 million TOU Shares. Non-monetary gross proceeds of $258.7 million were calculated based on the market value of the TOU Shares determined using the April 1, 2015 closing price on the Toronto Stock Exchange (“TSX”). Gains on dispositions totaling $146.6 million (2014 - $42.9 million) were recorded in net income.

The Corporation undertook additional property transactions throughout the year including the disposition of certain fee simple lands in east central Alberta, along with a working interest in related seismic data, for net proceeds of $21.0 million. The Corporation also disposed of its interest in certain non-core undeveloped lands for proceeds of $1.2 million and executed an asset swap to acquire an increased interest in existing reserves as well as undeveloped acreage in its core East Edson property in exchange for its working interest in certain undeveloped lands and net proceeds of $1.8 million.

In July 2014, the Corporation closed an arrangement with a partner which resulted in the disposition of a portion of lands in the East Edson area of the Corporation’s West Central CGU. Net proceeds consisted of $17.0 million of unrestricted cash and $30 million held in escrow to be used to drill, complete and tie-in approximately five wells in the East Edson property prior to December 31, 2015. As at December 31, 2015, the amount held in Perpetual’s escrow account was nil (2014 - $6.6 million) and the drilling commitment had been satisfied. The Corporation also recognized $9.4 million in deemed proceeds related to the partner’s $70 million farm-in investment which was committed to the drilling, completion and tie-in of approximately 14 wells pursuant to a farm-in agreement. The net book value of assets disposed included $21.7 million property, plant, and equipment and $1.2 million of exploration and evaluation assets.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 16

In conjunction with the arrangement, the Corporation has additional capital commitments totaling $60 million following spending of the $70 million farm-in investment by the partner. This includes $30 million for the construction of a new gas plant which was completed and operational during the third quarter of 2015 and $30 million to drill, complete and tie-in approximately six more wells prior to December 31, 2022. As at December 31, 2015, the Corporation had total capital commitments of $18.5 million remaining pursuant to the arrangement.

Impairments and reversals

For the year ended December 31, 2015, Perpetual conducted an assessment of impairment indicators for the Corporation’s CGUs. In performing the review management determined that the recent decline in commodity pricing and the impact these price declines have on the economic performance of the Corporation’s CGUs justified calculation of the recoverable amount of all CGUs. The recoverable amount of the CGUs was based on the higher of VIU and FVLCD. The impairment test was completed using estimates of VIU for each CGU.

VIU was determined based on the net present value of cash flows from the CGUs oil, natural gas, and NGL reserves using estimates of total proved plus probable reserves evaluated or reviewed by Perpetual’s independent reserves evaluators along with the associated year-end commodity price forecast, and an estimate of market discount rates between 12 and 20 percent to consider risks specific to the asset. At December 31, 2015, the Corporation determined that the carrying amount of the Birchwavy East and Birchwavy West CGUs exceeded their recoverable amounts net of decommissioning obligations of $28.9 million and a net obligation of $6.3 million, respectively. Accordingly, an impairment charge of $9.0 million is included in net income for the year related to oil and natural gas assets in the Birchwavy East and West CGUs.

The independent reserves evaluator’s commodity price estimates were used in the VIU calculations as at December 31, 2015:

Year	WTI Crude Oil (US$/bbl)	USD/CDN exchange rate (US$/Cdn$)	Alberta heavy crude oil (Cdn$/bbl)	AECO natural gas (Cdn$/mmbtu)
2016	45.00	0.73	40.50	2.70
2017	53.60	0.75	47.50	3.20
2018	62.40	0.80	52.10	3.55
2019	69.00	0.80	57.80	3.85
2020	73.10	0.83	59.50	3.95
2021	77.30	0.83	63.10	4.20
2022	81.60	0.83	66.70	4.45
2023	86.20	0.83	70.60	4.70
2024	87.90	0.83	72.00	4.80
2025	89.60	0.83	73.40	4.90
2026	91.40	0.83	74.90	5.00
2027	93.30	0.83	76.40	5.10
2028	95.10	0.83	77.90	5.20
2029	97.00	0.83	79.40	5.30
2030	99.00	0.83	81.10	5.40
Escalate 2.0 percent per year thereafter

Included in impairment losses for the year ended December 31, 2015 is $14.7 million related to de-recognition of the Corporation’s gas over bitumen CGU. Perpetual determined that future production from the shut-in gas over bitumen wells is no longer likely in the absence of a technical solution or permitted production. Accordingly, Perpetual has de-recognized $18.5 million related to the carrying amount of property, plant and equipment offset by $3.8 million related to the gas over bitumen provision (note 13) for estimated future repayments of gas over bitumen credits received.

For the year ended December 31, 2014, the Corporation determined that the carrying amount of the Birchwavy East CGU exceeded its recoverable amount using estimates of VIU; accordingly, an impairment charge of $26.4 million is included in net income. The Corporation also determined that the recoverable amount using estimates of VIU of the Birchwavy West CGU exceeded its carrying amount by $5.0 million; accordingly, a reversal of $5.0 million was recognized in net income representing a partial reversal of previously recorded impairments. This reversal is a result of the underlying assets demonstrating sustainable operational performance since the last calculation of the recoverable amount.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 17

6.	EXPLORATION AND EVALUATION

	2015	2014
Balance, beginning of year	$84,227	$88,177
Additions	7,186	3,990
Non-monetary additions	5,880	6,000
Acquisitions	240	172
Dispositions	(34,096)	(6,482)
Transfers to property, plant and equipment (note 5)	(692)	(5,495)
Non-cash exploration and evaluation expense	(6,338)	(2,135)
Balance, end of year	$56,407	$84,227

During the year ended December 31, 2015, the Corporation disposed of $8.8 million in undeveloped lands in connection with the West Edson asset swap for 6.75 million TOU Shares (note 5) and $23.3 million in certain fee simple lands in east central Alberta, along with a working interest in related seismic data. The Corporation also disposed of $2.0 million in undeveloped lands and recognized non-monetary proceeds of $5.9 million based on the carried farm-in investment on undeveloped Duvernay lands in the Waskahigan area.

During the year ended December 31, 2015, $4.4 million (2014 – $3.8 million) in costs were charged directly to E&E expense in net income (loss).

7.	EQUITY-METHOD INVESTMENT

Perpetual’s equity-method investment consists of a 30 percent interest in WGS LP which operates a gas storage facility in Alberta, Canada.

For the year ended December 31, 2015, transactions between Perpetual and WGS LP totaled $1.6 million (December 31, 2014 - $1.7 million) consisting primarily of fees earned for the provision of management and operational services. No dividends were declared by WGS LP during the year (2014 - nil).

Summary financial information for the Corporation’s equity-method investment in WGS LP is as follows:

As at	December 31, 2015	December 31, 2014

Current assets	$1,292	$676
Non-current assets	114,677	119,128
Total assets	115,969	119,804

Current liabilities(1)	12,252	13,164
Non-current liabilities	23,302	27,177
Total liabilities	35,554	40,341
Net assets	80,415	79,463
Corporation’s share of net assets	24,125	23,839
Adjustments on acquisition of interest in WGS LP	1,221	1,284
Equity-method investment	$25,346	$25,123
(1) Includes current bank indebtedness of $10.9 million (December 31, 2014 – $11.4 million).

For the year ended	December 31, 2015	December 31, 2014

Revenue	$10,251	$3,827
Depreciation	(3,440)	(3,421)
Other expenses	(9,881)	(8,626)
Unrealized gain (loss) on gas storage obligation derivative	4,023	(2,527)
Net income (loss)	953	(10,747)

Share of net income (loss)	286	(3,224)
Amortization of fair value adjustment on acquisition of interest in WGS LP	(63)	–
Share of net income (loss) of equity method investment	$223	$(3,224)

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 18

8.	BANK INDEBTEDNESS

The Corporation’s credit facility and margin loan is with a syndicate of Canadian chartered banks. At December 31, 2015, the total borrowing capacity was set at $62 million consisting of a margin loan of $42 million secured by the pledge of 5.5 million TOU Shares, and a revolving credit facility of $20 million which includes a $5 million demand loan and $15 million working capital facility.

Revolving Credit Facility

Advances under the credit facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit at the Corporation’s option. At December 31, 2015, cash and cash equivalents are shown net of a $5.0 million BA outstanding on the revolving credit facility (December 31, 2014 – nil). The Corporation also has outstanding letters of credit in the amount of $5.4 million (December 31, 2014 – $8.8 million). Collateral for the revolving credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the credit facility.

The credit facility bears interest at its lenders’ prime rate or BA rates, plus applicable margins and standby fees. The applicable margins range between 1.25% and 4.75% depending on the form of borrowing and changes in the Corporation’s ratio of consolidated debt to income before interest, taxes, and non-cash items (“Consolidated Debt Ratio”) for the most recently completed reporting period. Consolidated debt is defined as the sum of the period end balance of the credit facility, senior notes and outstanding letters of credit.

The revolving feature of the credit facility expires on October 31, 2016. The next semi-annual redetermination is set to occur on or before this date.

Margin Loan

On April 1, 2015, as part of the lender’s semi-annual borrowing base review, Perpetual’s lending commitment included a $75 million margin loan which was secured by the pledge of 6.75 million TOU Shares. During the remainder of 2015, the margin loan was reduced to $42 million in conjunction with a decline in the market value of 5.5 million TOU Shares pledged as security. The Corporation is required to maintain a 1 to 3 lending ratio based on the daily closing market value of 5.5 million TOU shares.

The margin loan has a maturity date of October 31, 2016. Collateral for the margin loan is provided by a securities pledge agreement relating to 5.5 million TOU Shares. The margin loan bears interest at its lenders’ prime rate plus applicable margins ranging from 1.25% to 4.75% depending on changes in the Corporation’s Consolidated Debt Ratio for the most recently completed reporting period.

Covenants

At December 31, 2015, the Corporation has a working capital covenant restricting the sum of borrowings under the revolving credit facility plus net working capital liabilities to a total of $40 million (excluding amounts drawn under the margin loan). Net working capital liabilities includes cash and cash equivalents, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities, plus an adjustment for accrued interest on Senior Notes payable from the date of the calculation up to and including expiry of the credit facility (October 31, 2016).

The Corporation also has maintenance covenants that require consolidated senior debt to trailing twelve months income before interest, taxes, depletion and depreciation and non-cash items (“TTM EBITDA”) to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark-to-market value or the quarterly average value of 5.5 million TOU Shares pledged to the credit facility. The existing covenant limiting the consolidated senior debt to TTM EBITDA ratio remains at 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit has been increased to 3.5 to 1.0.

The Corporation was in compliance with the lender’s covenants at December 31, 2015.

9.	CONVERTIBLE DEBENTURES

On August 25, 2014, the Corporation redeemed all of the outstanding 7.25% Convertible Debentures. Redemption of the total principal amount of $99.9 million and accrued interest of $0.5 million was funded from proceeds on the issuance of new senior notes (see note 12). Interest expense for 2014 includes a $0.2 million loss on redemption related to unamortized original issue discount and unamortized debt issuance costs. On December 31, 2014, the Corporation redeemed $25.0 million of the outstanding principal of the 7.00% Convertible Debentures.

On December 31, 2015, the Corporation redeemed all of the outstanding 7.00% Convertible Debentures. The Corporation elected to satisfy the total principal amount of $34.9 million through the issuance of 228.9 million common shares in accordance with the indenture agreement. The carrying amount of the 7.00% Convertible Debentures and the related equity component of convertible debentures were transferred to share capital at redemption on December 31, 2015.

All accrued and unpaid interest on the 7.00% Convertible Debentures was paid in cash on December 31, 2015.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 19

Series	7.25%	7.00%	Total
Trading symbol (TSX)	PMT.DB.D	PMT.DB.E

Carrying amount
Balance, December 31, 2013	$98,108	$56,388	$154,496
Accretion	707	1,077	1,784
Amortization of debenture issue fees	339	579	918
Redemptions	(99,154)	(24,234)	(123,388)
Balance, December 31, 2014	–	33,810	33,810
Accretion	–	695	695
Amortization of debenture issue fees	–	373	373
Redemptions	–	(34,878)	(34,878)
Balance, December 31, 2015	$–	$–	$–

Market Value
December 31, 2014	$–	$35,052	$35,052
December 31, 2015	$–	$–	$–

Principal amount outstanding
December 31, 2014	$–	$34,878	$34,878
December 31, 2015	$–	$–	$–

10. FINANCIAL OBLIGATION

		2015	2014
Balance, beginning of year		$15,390	$–
Additions		–	21,254
Payments		(3,704)	(2,829)
Change in fair value of financial obligation		(1,675)	(3,035)
Balance, end of year		$10,011	$15,390

Financial obligation – current		$2,604	$3,584
Financial obligation – non-current		7,407	11,806
		$10,011	$15,390

During 2014, the Corporation entered into an agreement whereby the Corporation received cash proceeds of $21.3 million in exchange for an obligation to make a monthly cash payment equivalent to a portion of the Corporation’s monthly GOB Royalty Adjustment entitlements until final expiries in June 2021. Monthly payments under the arrangement are due on the 25th day following the entitlement month.

At the inception of the arrangement, the estimated future payments were determined using the same formula as the Corporation’s monthly GOB Royalty Adjustment entitlements under the Alberta Natural Gas Royalty Regulation based on a January 1, 2014 forecast for the Alberta gas reference price (“base cash payment”). In the event that the actual Alberta gas reference price for a month causes the actual monthly cash payment under the arrangement to differ from the base cash payment, the Corporation is required to (a) pay 65 percent of any increase from the base cash payment, or (b) deduct 100 percent of any decrease from the base cash payment. Security for the financial obligation is provided by an interest in certain lands of the Corporation and by the Corporation’s entitlement to future GOB Royalty Adjustments.

This financial obligation is a hybrid financial instrument comprising of a debt host with an embedded derivative related to indexation of the future cash payments to changes in the future Alberta gas reference price. The Corporation has designated the financial obligation as a financial liability which is measured at fair value through profit and loss. For the year ended December 31, 2015, an unrealized gain of $1.7 million (December 31, 2014 - $3.0 million) is included in finance expense related to the change in fair value of the financial obligation. See note 19 for a description of the valuation methodology used to estimate the fair value of the financial obligation.

As at December 31, 2015, if future natural gas prices changed by $0.25 per GJ with all other variables held constant, the fair value of the financial obligation and after tax net loss for the period would change by $1.2 million (December 31, 2014 - $1.3 million). Fair value sensitivity is based on published forward AECO prices.

11.	TOU SHARE FINANCIAL ARRANGEMENT

In November 2015, the Corporation executed a new financial arrangement that provided $18.2 million of proceeds, net of an amount paid to enhance the collateral value of 1.0 million TOU Shares pledged as security for the arrangement. The arrangement matures on November 16, 2016 and can be repaid in cash or with the transfer of the TOU Shares pledged as security. The repayment amount changes in response to changes in the market price of TOU Shares pledged as security, subject to a maximum payment of $21.3 million at maturity.

The TOU Share financial arrangement is a hybrid financial instrument comprising of a debt host with an embedded derivative related to indexation of the future settlement amount to changes in the market price of TOU Shares pledged as security. The Corporation has designated the TOU Share financial arrangement as a financial liability which is measured at fair value through profit and loss. For the year ended December 31, 2015, an unrealized gain of $0.2 million (December 31, 2014 – nil) is included in finance expense, representing the change in fair value of the TOU Share financial arrangement between inception and year end.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 20

As at December 31, 2015, the carrying amount of the 1.0 million TOU Shares pledged as security was $22.4 million based on a December 31, 2015 closing price of $22.35 per share.

12.	SENIOR NOTES

				Carrying amount
	Maturity date	Principal	Interest rate	December 31, 2015	December 31, 2014
2011 senior notes(1)	March 15, 2018	150,000	8.75%	148,724	148,223
2014 senior notes(2)	July 23, 2019	125,000	8.75%	122,934	122,467
		275,000		271,658	270,690
(1)	Issued March 15, 2011, interest payable semi-annually on September 15 and March 15 of each year.
(2)	Issued July 23, 2014, interest payable semi-annually on January 23 and July 23 of each year.

The senior notes are direct senior unsecured obligations of Perpetual, ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Corporation can redeem up to 35 percent of the principal amount of the senior notes at a premium to face value with proceeds from common share offerings up to three years prior to maturity. Within three years of maturity the Corporation can repay the senior notes at a premium to face value based on the date of repayment.

The senior notes have a cross-default provision with the Corporation’s credit facility (note 8) which has a working capital covenant restricting the sum of borrowings under the revolving credit facility plus net working capital liabilities to a total of $40 million (excluding amounts drawn under the margin loan). Net working capital liabilities include accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

The Corporation also has maintenance covenants that require consolidated senior debt to TTM EBITDA to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark to market value of the TOU Shares or the TOU Share quarterly average value. The existing covenant limiting the consolidated senior debt to TTM EBITDA ratio remains at 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit has been increased to 3.5 to 1.0.

The senior notes indenture also contains restrictions on certain payments including dividends, retirement of subordinated debt and stock repurchases. The permitted amount of any restricted payment is limited to:

i)

To the extent the Corporation’s Consolidated Debt Ratio is less than 3.0 to 1.0, the sum of 50 percent of income before interest, taxes, depletion and depreciation and non-cash items from January 1, 2011 to the end of the most recently completed fiscal quarter plus 100 percent of the fair market value of any equity contributions made to the Corporation during that period less the sum of all restricted payments during that period; and

ii)

To the extent the Corporation’s Consolidated Debt Ratio is greater than or equal to 3.0 to 1.0 pro forma for the proposed restricted payment, $50 million plus 100 percent of the fair market value of any equity contributions made to the Corporation.

The Corporation was in compliance with the lender’s covenants at December 31, 2015 and estimates that it will be in compliance with all covenants through to the maturity of the credit facility at current commodity prices.

At December 31, 2015 the senior notes are presented net of $3.3 million (December 31, 2014—$4.3 million) in issue costs which are amortized using a weighted average effective interest rate of 9.2 percent.

13.	PROVISIONS

	2015	2014

Decommissioning obligations, beginning of year	$222,976	$213,906
Obligations acquired	–	85
Obligations incurred	1,442	3,067
Obligations disposed	(1,939)	(1,173)
Change in risk free rate	617	14,343
Change in estimates	(60,372)	(6,019)
Obligations settled	(7,589)	(6,633)
Accretion (note 17)	4,034	5,400
Decommissioning obligations, end of year	159,169	222,976
Gas over bitumen provision	–	3,324
Balance, end of year	$159,169	$226,300

Provisions – current	1,981	5,372
Provisions – non-current	157,188	220,928
	$159,169	$226,300

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 21

a)	Decommissioning obligations

Total future decommissioning obligations are estimated based on the Corporation’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.

The Corporation adjusts the decommissioning obligations on each period end date for changes in the risk free rate. Accretion is calculated on the adjusted balance after taking into account additions and dispositions to property, plant, and equipment. Decommissioning obligations are also adjusted annually for revisions to future costs and the estimated timing of costs to be incurred in future years.

During the quarter ended December 31, 2015, the Corporation achieved efficiencies and cost savings by utilizing internal labor and equipment rather than third party services for various stages of reclamation and abandonment. This resulted in a revision to estimated future abandonment liabilities for all oil and natural gas assets.

At December 31, 2015, the Corporation estimated the net present value of its total decommissioning obligations to be $159.2 million (December 31, 2014 – $223.0 million) based on an undiscounted total future liability of $179.3 (December 31, 2014 – $239.2 million). These payments are expected to be made over the next 25 years with the majority of costs incurred between 2025 and 2035. At December 31, 2015, the Corporation used a weighted average risk free rate of 1.89 percent (December 31, 2014 – 1.98 percent) to calculate the present value of the decommissioning obligation.

b)	Gas over bitumen provision

The gas over bitumen provision represents the present value of expected repayments to the Crown for the gas over bitumen royalty adjustments received or receivable by the Corporation under the Natural Gas Royalty Regulation (2004) in the event the shut-in gas over bitumen assets resume production. The cash flows are based on the estimated timing of future revenues and the related overriding royalties that will be incurred in future periods.

At December 31, 2015, the Corporation determined that future production from the shut-in gas over bitumen wells is no longer likely in the absence of a technical solution or permitted production. Accordingly, Perpetual has de-recognized $18.5 million related to the carrying amount of property, plant and equipment offset by $3.8 million related to the gas over bitumen provision (note 5). A net amount of $14.7 million has been included in impairment losses for the year ended December 31, 2015.

For the year ended December 31, 2015, the Corporation recognized accretion of $0.5 million (2014 – $0.4 million) prior to de-recognizing the gas over bitumen provision at December 31, 2015. Accretion was based on a liability specific discount rate of 15.0 percent (December 31, 2014 – 15.0 percent).

14.	SHARE CAPITAL

a)	Authorized

Authorized capital consists of an unlimited number of common shares.

b)	Per share information

	Year ended December 31,
	2015	2014
(thousands, except per share amounts)
Net income (loss) – basic	$(89,274)	$3,366
Effect of dilutive securities	–	–
Net income (loss) – diluted	$(89,274)	$3,366

Weighted average shares
Issued common shares	151,954	149,371
Effect of shares held in trust	(1,814)	(287)
Weighted average common shares outstanding – basic	150,140	149,084
Effect of dilutive securities	–	7,521
Weighted average common shares outstanding – diluted	150,140	156,605

Income (loss) per share - basic and diluted	$(0.59)	$0.02

In computing per share amounts for the year ended December 31, 2015, 1.6 million potentially issuable common shares through the share based compensation plans (2014 – 0.8 million) were excluded because they were anti-dilutive.

c)	Redemption of convertible debentures

On December 31, 2015, the Corporation redeemed all of the outstanding 7.00% Convertible Debentures. The Corporation elected to satisfy the total principal amount of $34.9 million through the issuance of 228.9 million common shares in accordance with the indenture agreement.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 22

d)	Rights

On December 7, 2015, the Corporation filed a short form prospectus with the security regulatory authorities in connection with a fully backstopped rights offering to issue common shares of Perpetual for gross proceeds of $25 million.

Pursuant to the rights offering, each registered holder of common shares as of December 16, 2015 received one right (a “Right”) for each common share held. Each Right entitled the holder to acquire 4.3386 common shares upon payment of the exercise price of $0.1630 per Right. The number of common shares received for each right was calculated following the close of trading of the common shares on the Toronto Stock Exchange (“TSX”) on December 22, 2015 based upon the volume weighted average price of the common shares for the preceding 20 consecutive trading days, being November 25, 2015 through to and including December 22, 2015.

For the year ended December 31, 2015, the Corporation recorded a gain of $7.5 million included in non-cash finance expense (note 17) related to the change in the carrying amount of the Rights derivative between filing of the prospectus on December 7, 2015 and determination of the number of common shares to be issued for each Right on December 22, 2015.

Upon closing of the Rights Offering on January 18, 2016, Perpetual issued an aggregate of 665.4 million Common Shares of the Company including 427.4 million issued to entities controlled by the Chairman of Perpetual’s Board of Directors for proceeds of $16.1 million.

15.	SHARES HELD IN TRUST

	December 31, 2015		December 31, 2014
	Shares (thousands)	Amount ($thousands)	Shares (thousands)	Amount ($thousands)
Balance, beginning of year	978	$1,387	–	$–
Shares purchased and held in trust	1,030	1,109	989	1,406
Disbursements to employees	(1,061)	(1,319)	(11)	(19)
Balance, end of year	947	$1,177	978	$1,387

The Corporation has compensation agreements in place with employees whereby they may be entitled to receive shares of the Corporation purchased on the open market by a trustee. The balance of shares held in trust represents the cumulative cost of shares held by the trustee for the benefit of employees that have not yet been issued to employees.

16.	SHARE BASED PAYMENTS

a)	Share Option Plan

The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the Corporation’s long-term performance. The Board of Directors administers the Share Option Plan and determines participants, number of Share Options and terms of vesting. The exercise price of the Share Options granted shall not be less than the value of the weighted average trading price for Perpetual’s common shares for the five trading days immediately preceding the date of grant. At December 31, 2015, the Corporation had 14.9 million (2014 – 15.0 million) shares reserved for issuance under the Share Option and Restricted Right Plan.

Participants in the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options. The Corporation has the right to accept or refuse such offers. For the year ended December 31, 2015, the Corporation recorded $1.2 million in share based compensation expense related to Share Options (2014 – $1.3 million), with no cash payments made in 2015 (2014 – nil).

The Corporation used the trinomial option pricing model to calculate the estimated fair value of the outstanding Share Options. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	2015	2014
Dividend yield (%)	0.0	0.0
Forfeiture rate (%)	20.6	15.1
Expected volatility (%)	49.8	53.1
Risk-free interest rate (%)	0.4	1.3
Expected life (years)	3.2	2.5 – 3.5
Vesting period (years)	4.0	3.0
Contractual life (years)	5.0	4.0
Weighted average grant date fair value	$0.18	$ 0.72

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 23

The following tables summarize information about Share Options outstanding at December 31, 2015:

	2015		2014
	Average Exercise Price ($/share)	Share Options (thousands)	Average Exercise Price ($/share)	Share Options (thousands)
Balance, beginning of year	1.33	12,819	$1.20	11,201
Granted	0.69	2,150	2.06	2,200
Exercised	0.62	(65)	0.81	(343)
Cancelled/forfeited	1.23	(50)	1.19	(133)
Expired	3.59	(60)	4.23	(106)
Balance, end of year	1.23	14,794	$1.33	12,819

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Share Options (thousands)	Average Contractual Life (years)	Weighted Average Exercise Price ($/share)	Number of Share Options (thousands)	Weighted Average Exercise Price ($/share)
$0.62 to $ 0.86	3,099	3.31	$0.67	936	$0.62
$0.87 to $1.07	4,968	0.56	1.03	4,954	1.03
$1.08 to $1.15	2,445	1.64	1.11	1,630	1.11
$1.16 to $1.66	1,399	0.48	1.25	1,379	1.26
$1.67 to $3.18	2,882	2.15	2.28	1,412	2.51
Total	14,793	1.62	$1.23	10,311	$1.24

b)	Restricted Rights Plan

The Corporation has a Restricted Rights Plan for certain officers, employees and direct and indirect service providers. Restricted Rights granted under the Restricted Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Restricted Rights were granted. The Restricted Rights typically vest on a graded basis over two years. At the expiration of the Exercise Period, any Restricted Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested common shares at no cost.

For the year ended December 31, 2015, share based compensation expense in respect of Restricted Rights outstanding was nil (2014 – $0.1 million).

The following table shows changes in the Restricted Rights outstanding under the Restricted Rights Plan:

	2015	2014
(thousands)
Balance, beginning of year	618	1,311
Granted	2,727	740
Exercised	(3,280)	(1,369)
Forfeited	(25)	(64)
Balance, end of year	40	618

c)	Performance Share Rights Plan

The Corporation has a Performance Share Rights Plan for the Corporation’s senior management team. Performance Share Rights granted under the Performance Share Rights Plan vest two years after the date upon which the Performance Share Rights were granted. The Performance Share Rights that vest and become redeemable are a multiple of the Performance Share Rights granted dependent upon the achievement of certain performance metrics over the vesting period. Vested Performance Share Rights can be settled in cash or Restricted Rights, at the discretion of the Board of Directors. Should participants of the Performance Share Rights Plan leave the organization other than through retirement or termination without cause prior to the vesting date, the Performance Share Rights would be forfeited.

At December 31, 2015, the Corporation had 2.3 million Performance Share Rights issued and outstanding under the Performance Share Rights Plan (December 31, 2014 – 2.3 million).

For the year ended December 31, 2015, share based compensation expense in respect of the Performance Share Rights outstanding was nil (2014 – $2.6 million) as a result of performance multiplier adjustments related to performance share units issued and outstanding.

d)	Compensation awards

The Corporation has agreements in place with certain employees whereby over a period of three years they may be entitled to receive shares of the Corporation purchased on the open market by an independent trustee if they remain employees of Perpetual during such time. This does not dilute equity or involve the issuance of shares from treasury. The shares purchased by the Trustee are reported as shares held in trust (note 15).

At December 31, 2015, the Corporation had 4.0 million of these awards issued and outstanding (2014 – 2.5 million).

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 24

For the year ended December 31, 2015, $0.6 million in share based compensation expense was recorded in respect of the awards (2014 – $0.4 million).

The Corporation also has agreements in place with directors and certain employees whereby, in the case of directors, upon retirement from the board of directors, or in the case of employees, over a period of two years if they remain employees of Perpetual during such time, may be entitled to receive at the discretion of the Board, cash, a grant of restricted rights or shares of the Corporation purchased on the open market by an independent trustee.

At December 31, 2015, the Corporation had 3.5 million of these awards issued and outstanding (2014 – 2.8 million).

For the year ended December 31, 2015, $2.1 million in share based compensation expense was recorded in respect of the compensation awards granted (2014 – $1.6 million).

17.	FINANCE EXPENSE

The components of finance expense are as follows:

	Year ended December 31,
	2015	2014
Cash interest
Interest on senior notes	24,062	17,670
Interest on convertible debentures	2,441	8,912
Interest on bank indebtedness	4,143	3,373
Total cash interest	30,646	29,955
Non-cash finance expense
Amortization of debt issue costs	2,036	4,896
Accretion on decommissioning obligations (note 13)	4,034	5,400
Accretion on gas over bitumen provision (note 13)	498	442
Change in estimate on gas over bitumen provision (note 13)	–	(66)
Change in carrying amount of Rights derivative (note 14)	(7,478)	–
Change in fair value of financial obligation (note 10)	(1,675)	(3,035)
Change in fair value of TOU Share financial arrangement (note 11)	(171)	–
Finance expenses recognized in net income (loss)	27,890	37,592

18. NON-CASH WORKING CAPITAL INFORMATION

	Year ended December 31,
	2015	2014
Restricted cash	$6,552	$(6,552)
Accounts receivable	30,765	(14,198)
Prepaid expenses and deposits	(1,506)	(266)
Accounts payable and accrued liabilities	(53,227)	46,800
Change in non-cash working capital	$17,416	$25,784

The change in non-cash working capital has been allocated to the following activities:

	Year ended December 31,
	2015	2014
Operating	$15,813	$(5,862)
Financing	–	1,527
Investing	(33,229)	30,119
Change in non-cash working capital	$17,416	$25,784

19.	FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these annual consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Board of Directors has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 25

a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, oil and natural gas marketers and derivative contract counterparties.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its oil and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to derivatives by engaging in risk management transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the year ended December 31, 2015, credit risk did not have any impact on the change in fair value of financial assets and liabilities classified as fair value through profit or loss.

The carrying amount of cash and cash equivalents, accounts receivable and fair value of derivative assets represents the Corporation’s maximum credit exposure. The Corporation’s allowance for doubtful accounts as at December 31, 2015 is $0.6 million (December 31, 2014 – $0.7 million). The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of accounts receivables 90 days past due amounted to $0.9 million as at December 31, 2014 (December 31, 2014 – $1.3 million).

b)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

The Corporation anticipates that cash flows including cash flow from operating activities, proceeds from closed and potential future asset dispositions and available funds from the Corporation’s credit facility will provide the required funds to discharge the Corporation’s obligations, carry out exploration and development programs and fund ongoing operations for the foreseeable future.

The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2015:

Contractual repayments of financial liabilities	Total	2016	2017	2018-2020	Thereafter
Accounts payable and accrued liabilities	$38,621	$38,621	$–	$–	$–
Derivatives	16,748	9,353	7,395	–	–
Bank indebtedness	42,000	42,000	–	–	–
Senior notes – principal	275,000	–	–	275,000	–
Financial obligation	10,011	2,604	2,460	4,542	405
TOU Share financial arrangement	18,059	18,059	–	–	–
Total	$400,439	$110,637	$9,855	$279,542	$405

c)	Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, equity prices, commodity prices and interest rates will affect the Corporation’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed-price physical delivery sales contracts to manage market risks related to commodity prices and foreign currency rates. All such transactions are conducted in accordance with the Corporation’s Risk Management Policy, which has been approved by the Board of Directors.

i)	Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows of the Corporation will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 26

ii)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivatives and fixed-price physical delivery sales contracts.

The Corporation’s policies as they relate to economic risk management are as follows:

Restrictive policy	Contract type	Limit
Internal Risk Management Policy(1)	Financial or forward physical oil or natural gas liquids-based volumes

100 percent of the forecasted future oil and condensate production volumes after royalties for the corresponding Prompt Months(2) of the oil or condensate-based Price Management Transactions(4), and;

75 percent of the forecasted future oil and condensate production volumes after royalties for the corresponding Forward Months(3) of the oil or condensate-based Price Management Transactions(4).

Internal Risk Management Policy(1)	Financial or forward physical natural gas-based volumes

100 percent of the average forecasted future natural gas production volume after royalties for the corresponding Prompt Months(2) of the natural gas- based Price Management Transactions(4), and;

75 percent of the average forecasted future natural gas production volume after royalties for the corresponding Forward Months(3) of the natural gas-based Price Management Transactions(4).

(1)	The internal risk management policy supports compliance with the hedging restrictions set forth under the Corporation’s credit facility.
(2)	“Prompt Month” means the calendar month commencing less than 40 days from the transaction date of a Price Management Transaction.
(3)	“Forward Month” means a single calendar month commencing after the Prompt Month.
(4)	“Price Management Transaction” means any physical or financial obligation, including a commodity swap, basis trade, differential trade, option, swaption or futures contract for a given commodity.

As at December 31, 2015, the Corporation has variable priced physical natural gas sales contracts based on future market prices. These contracts are not classified as non-financial derivatives due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

Realized gains on commodity price derivatives recognized in net income for the year ended December 31, 2015 were $4.6 million (2014 – losses of $9.1 million). The realized gains on commodity price derivatives for the year ended December 31, 2015, included gains of $6.9 million in respect of the settlement of contracts prior to maturity (2014 – $0.4 million).

Natural gas contracts

At December 31, 2015, the Corporation had entered into financial and forward natural gas sales arrangements at AECO as follows:

Term	Perpetual sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Type of contract
January 2016	Bought	10,000	2.15	Financial
January 2016	Bought	5,000	2.15	Physical
January 2016	Sold	(72,749)	1.95	Financial
January 2016	Sold	(15,000)	2.19	Physical
January 2016 – December 2016	Sold	(22,500)	2.26	Financial
February 2016	Sold	(25,000)	2.18	Financial
February 2016	Sold	(20,000)	2.19	Physical
March 2016	Sold	(40,000)	2.17	Financial
March 2016	Sold	(10,000)	2.18	Physical
March 2016	Bought	17,500	2.14	Financial
April 2016 – December 2016	Sold	(10,000)	2.45	Financial

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 27

At December 31, 2015, the Corporation had entered into financial natural gas sales arrangements to fix the basis differential between the New York Mercantile Exchange (“NYMEX”) and AECO trading hubs. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Term	Perpetual sold/bought	Volumes at NYMEX-AECO (MMBtu/d)	Average price ($USD/MMBtu)	Type of contract
February 2016 – December 2016	Sold	(30,000)	(0.74)	Financial
April 2016 – December 2016	Sold	(5,000)	(0.65)	Financial
January 2017 – December 2017	Sold	(60,000)	(0.65)	Financial

At December 31, 2015, the Corporation had entered into financial natural gas sales arrangements at the NYMEX trading hub as follows:

Term	Perpetual sold/bought	Volumes at NYMEX (MMBtu/d)	Average price ($USD/MMBtu)	Type of contract
February 2016	Sold	(20,000)	2.27	Financial
February 2016	Bought	5,000	2.26	Financial
April 2016 – December 2016	Sold	(5,000)	2.54	Financial

Oil contracts

At December 31, 2015 the Corporation had entered into the following costless collar oil sales arrangements which settle in $USD:

Term	Volumes at WTI (bbl/d)	Floor price ($USD/bbl)	Ceiling price ($USD/bbl)	Type of contract
January 2016 – December 2016	500	45.00	52.10	Collar
January 2016 – December 2016	500	42.00	50.70	Collar
January 2017 – December 2017	250	44.50	49.55	Collar

At December 31, 2015, the Corporation had entered into financial oil sales arrangements to fix the basis differential between the West Texas Intermediate (“WTI”) and Western Canadian Select (“WCS”) trading hubs. The price at which this contract settles is equal to the WTI index less a fixed basis amount.

Term	Perpetual sold/bought	Volumes at WTI- WCS (bbl/d)	Differential ($USD/bbl)	Type of contract
January 2016 – December 2016	Sold	500	(13.68)	Financial

Foreign exchange contracts

At December 31, 2015, the Corporation had entered into the following U.S. dollar forward sales arrangement:

Term	Notional $USD/month	Strike rate ($CAD/$USD)	Type of contract
January 2016 – March 2018(1)	3,500,000	1.25	Financial
(1)	If the average monthly exchange rate is greater than the strike rate, the Corporation pays $USD 3,500,000 multiplied by the difference between the average monthly exchange rate and the strike rate.

The following table reconciles the Corporation’s change in fair value of commodity derivatives:

	Year ended December 31,
	2015	2014
Realized gain (loss) on financial oil contracts	$6,651	$(3,884)
Realized gain (loss) on financial natural gas contracts	5,161	(5,107)
Realized loss on forward foreign exchange contracts	(7,186)	(136)
Unrealized gain (loss) on financial oil contracts	(4,409)	14,190
Unrealized gain on physical oil contracts	–	519
Unrealized gain (loss) on financial natural gas contracts	(3,165)	1,408
Unrealized loss on physical natural gas contracts	(80)	(115)
Unrealized loss on forward foreign exchange contracts	(8,409)	(4,056)

Change in fair value of commodity price derivatives	$(11,437)	$2,819

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 28

Natural gas price sensitivity analysis

As at December 31, 2015, if future natural gas prices changed by $0.25 per GJ with all other variables held constant, the fair value of commodity price derivatives and after tax net loss for the period would change by $7.0 million. Fair value sensitivity is based on published forward AECO and NYMEX prices.

Oil price sensitivity analysis

As at December 31, 2015, if future oil prices increased by $5.00 per boe with all other variables held constant, the fair value of commodity price derivatives and after tax net income for the period would increase by $1.1 million. If future oil prices decreased by $5.00 per boe with all other variables held constant, the fair value of commodity price derivatives and after tax net income for the period would decrease by $1.7 million. Fair value sensitivity is based on published forward WTI and WCS prices.

Foreign exchange rate sensitivity analysis

As at December 31, 2015, if future exchange rates changed by $0.10 $CAD/$USD with all other variables held constant, the fair value of foreign exchange derivatives and after tax net loss for the period would change by $11.8 million. Fair value sensitivity is based on published forward $CAD/$USD rates.

iii)	Interest rate risk

The Corporation utilizes a credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and net income or loss, thereby potentially affecting the Corporation’s capital investments. The Corporation had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2015 (December 31, 2014 – nil).

The Corporation’s senior notes were issued at a fixed interest rate and as such these securities are not materially impacted by market interest rate fluctuations. To ensure accounts payable and accrued liabilities are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

Interest rate sensitivity analysis

For the year ended December 31, 2015, if interest rates changed by one percent with all other variables held constant, the impact on interest expense and net loss would be $0.6 million.

The impact on net loss as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

d)	Fair value of financial assets and liabilities

Perpetual’s fair value measurements are classified as one of the following levels of the fair value hierarchy:

Level 1 – inputs represent unadjusted quoted prices in active markets for identical assets and liabilities. An active market is characterized by a high volume of transactions that provides pricing information on an ongoing basis.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These valuations are based on inputs that can be observed or corroborated in the marketplace, such as market interest rates or forward prices for commodities.

Level 3 – inputs for the asset or liability are not based on observable market data.

The Corporation aims to maximize the use of observable inputs when preparing calculations of fair value. Classification of each measurement into the fair value hierarchy is based on the lowest level of input that is significant to the fair value calculation.

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short terms to maturity. Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying amount.

The fair value of the financial obligation is estimated by discounting future cash payments based on the forecasted Alberta gas reference price (see note 10) multiplied by the contracted deemed volume. This fair value measurement is classified as level 3 as significant unobservable inputs, including the discount rate and forecasted Alberta gas reference prices, are used in determination of the carrying amount. The discount rate of 12.2% was determined on inception of the agreement based on the characteristics of the instrument. The forecasted Alberta gas reference prices for the remaining term are based on AECO forward market pricing with adjustments for historical differences between the Alberta reference price and market prices.

The fair value of the TOU Share financial arrangement is estimated using significant unobservable inputs including discount rates and measures of future volatility. This fair value measurement is classified as level 3 as significant unobservable inputs, including discount rates and measures of future volatility are used in determination of the carrying amount (see note 11).

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 29

The fair value of financial assets and liabilities, excluding working capital, is attributable to the following fair value hierarchy levels:

			Carrying	Fair value
As at December 31, 2015	Gross	Netting(1)	Amount	Level 1	Level 2	Level 3

Financial assets
Fair value through profit and loss
Marketable securities	145,275	–	145,275	145,275	–	–
Derivatives – current	2,667	(348)	2,319	–	2,319	–
Derivatives – non-current	1,411	–	1,411	–	1,411	–

Financial liabilities
Financial liabilities at amortized cost
Senior notes	271,658	–	271,658	–	168,000	–
Fair value through profit and loss
Derivatives – current	9,701	(348)	9,353	–	9,353	–
Derivatives – non-current	7,395	–	7,395	–	7,395	–
Financial obligation – current	2,604	–	2,604	–	–	2,604
Financial obligation – non-current	7,407	–	7,407	–	–	7,407
TOU Share financial arrangement – current	18,059	–	18,059	–	–	18,059
(1)

Derivative assets and liabilities presented in the statement of financial position are shown net of offsetting assets or liabilities where the arrangement provides or the legal right and intention for net settlement exists.

			Carrying	Fair value
As at December 31, 2014	Gross	Netting(1)	Amount	Level 1	Level 2	Level 3

Financial assets
Fair value through profit and loss
Derivatives – current	9,595	(280)	9,315	–	9,315	–
Derivatives – non-current	149	(149)	–	–	–	–

Financial liabilities
Financial liabilities at amortized cost
Convertible debentures	33,810	–	33,810	35,052	–	–
Senior notes	270,690	–	270,690	–	260,000	–
Fair value through profit and loss
Derivatives – current	2,678	(280)	2,398	–	2,398	–
Derivatives – non-current	4,021	(149)	3,872	–	3,872	–
Financial obligation – current	3,584	–	3,584	–	–	3,584
Financial obligation – non-current	11,806	–	11,806	–	–	11,806
(1)

Derivative assets and liabilities presented in the statement of financial position are shown net of offsetting assets or liabilities where the arrangement provides or the legal right and intention for net settlement exists.

20.	CAPITAL MANAGEMENT

The Corporation’s goal is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying oil and natural gas assets. The Corporation considers its capital structure to include share capital, bank indebtedness, senior notes and adjusted working capital, with value and liquidity enhanced through the current ownership of TOU Shares. In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending to manage current and projected debt levels.

The Corporation monitors capital based on the ratio of net debt to trailing twelve months cash flow from operations. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to cash flow varies based on such factors as acquisitions or dispositions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 30

21.	COMMITMENTS

Perpetual has contractual agreements comprised of office lease costs and related sublease recoveries, as well as drilling commitments and long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2015, the future minimum payments under these contractual agreements consisted of:

	Drilling Commitments	Pipeline commitments	Operating lease commitments
2016	3,826	11,121	2,242
2017	1,056	6,540	2,179
2018	–	5,950	545
2019	–	4,209	–
2020	–	2,369	–
Total	$4,882	$30,189	$4,966

22.	DEFERRED INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation’s loss before income tax. This difference results from the following items:

	Year ended December 31,
	2015	2014
Net income (loss) before income tax	$(89,274)	$3,366
Combined federal and provincial tax rate	26.0%	25.0%

Computed income tax expense (recovery)	$(23,211)	$842
Increase (decrease) in income taxes resulting from:
Non-deductible expenses	981	1,493
Non-taxable capital (gain) loss	13,635	(411)
Unrecognized tax asset	16,653	(2,795)
Change in tax rate	(8,745)	–
Other	687	871
Deferred income taxes	$–	$–

Income tax rates increased to 26.0 percent in 2015 (2014 – 25.0 percent) as a result of increased Alberta provincial tax rates in 2015 with no changes to federal statutory income tax rates.

The components of the Corporation’s and its subsidiaries’ deferred income tax liabilities are as follows:

	Year ended December 31,
	2015	2014
Property, plant and equipment	$34,609	$34,795
Other	3,205	4,036
Gas over bitumen royalty obligation	–	(831)
Decommissioning obligations	(37,814)	(38,000)
	$–	$–

The temporary deductible differences included in the Corporation’s unrecognized deferred income tax assets are as follows:

	Year ended December 31,
	2015	2014
Non-capital losses	$163,404	$128,702
Capital losses	161,625	160,969
Decommissioning obligation	30,985	70,975
Financial obligations	10,011	15,390
Marketable securities	104,460	–
Other	4,752	7,607
	$475,237	$383,643

The tax losses expire between 2016 and 2035. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits. The petroleum and natural gas properties and facilities owned by the Corporation and its subsidiaries have an approximate tax basis of $276 million (December 31, 2014 – $507 million) available for future use as deductions from taxable income.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 31

23.	KEY MANAGEMENT PERSONNEL

The Corporation has defined key management personnel as executive officers and vice presidents, as well as the Board of Directors, as they have the collective authority and responsibility for planning, directing and controlling the activities of the Corporation. The following table outlines the total compensation expense for key management personnel:

	Year ended December 31,
	2015	2014
Short-term fees and other short-term benefits	$2,562	$3,572
Share based compensation expense	1,128	3,675
	$3,690	$7,247

24.	SUPPLEMENTAL DISCLOSURE

The Corporation’s consolidated statements of income (loss) and comprehensive income (loss) are prepared primarily by nature of expense, with the exception of employee compensation costs which are included in both production and operating and general and administrative expenses.

The following table details the amount of total employee compensation costs included in production and operating and general and administrative expenses in the consolidated statements of income (loss) and comprehensive income (loss).

	Year ended December 31,
	2015	2014
Production and operating	$8,319	$8,802
General and administrative	20,343	26,423
	$28,662	$35,225

During the year ended December 31, 2015, total employee compensation costs included share based compensation expense of $3.8 million (2014 – $6.0 million) with the remainder being short-term fees and other short-term benefits.

PERPETUAL ENERGY INC.	2015 Consolidated Financial Statements	Page 32